UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A. Publicly-Held Company CNPJ/ME Nº 06.057.223/0001-71 NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), under the terms of article 157 of Law nº 6.404, of December 15, 1976, as amended, and of Brazilian Securities Commission Instruction nº 358, of January 3, 2002, as amended, hereby informs its shareholders and the market in general that its shareholders, at the extraordinary general meeting held on this date, approved the proposal to split the totality of its common shares (the “Share Split”), as described below:

(i)          Share Split. With the approval of the Share Split, each common share issued by the Company will be split into 5 (five) common shares of the same type, without modifying the value of the capital stock.

With the Share Split, the Company's capital stock will remain in the amount of R$786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty reais and eighty-seven cents), and will be divided into 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-eight thousand, two hundred and ninety-five) common shares, all nominative, registered and with no par value, and the authorized capital will become 2,000,000,000 (two billion) common shares.

The common shares resulting from the Share Split will fully entitle holders to the same rights and advantages of the currently existing shares, including dividends, interest on equity and bonuses.

The record date at B3 will be August 11, 2021, and the shares will be traded ex-split at B3 as of August 12, 2021, inclusive.

The credit of the shares resulting from the split will be automatically made in the account of the shareholders on August 16, 2021 by the registrar agent of the Company, Itaú Corretora de Valores S.A. It will not be necessary for holders of common shares on the record date to take any action to receive the additional common shares.

(ii)         American Depositary Shares. As a result of the Share Split, there will be no change in the number of the Company’s American Depositary Shares (“ADSs”), but only a change in the ratio of the Company's ADSs to common shares, from 1 (one) ADS representing 1 (one) common share of the Company to 1 (one) ADS representing 5 (five) common shares of the Company (the “ADS Ratio Change”). Because the underlying Share Split and ADS Ratio Change will not impact the number of ADSs held, no new ADSs will be issued or distributed.

The Company will file a post-effective amendment to the ADS Registration Statement on Form F-6 (“Form F-6”), containing the form of amended American Depositary Receipt, with the U.S. Securities and Exchange Commission (“SEC”) to reflect the ADS Ratio Change. The Company anticipates that the ADS Ratio Change will be effective on or about August 17, 2021. It will not be necessary for holders of ADSs to take any action for the ADS Ratio Change to occur. The ADS Ratio Change will occur automatically, and existing ADSs will continue to be valid and will not have to be exchanged for new ADSs.

JPMorgan Chase Bank, N.A., as ADS Depositary, will suspend the issuance and cancellation of ADSs from the close of business on August 13, 2021 until the open of business on August 20, 2021. This means that during this time, holders of ADSs will not be able to surrender their ADSs and receive underlying common shares, and holders of common shares will not be able to deposit their common shares and receive ADSs. However, the closing of the issuance and cancellation books does not impact trading, and holders of ADSs may continue to trade their ADSs during this period.

(iii)       Purpose. The purpose of the Share Split is to increase the liquidity of the Company's common shares on the B3, considering that a larger number of outstanding common shares potentially generates an increase in business, as well as to enable an adjustment in the Company's stock price, making the price per common share more attractive and accessible to a larger number of investors.

São Paulo, August 11, 2021.

Gabrielle Castelo Branco Helú Investor Relations Officer

Special Notice Regarding Forward-Looking Statements:

This Material Fact includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the management of the Company. These statements include, but are not limited to, statements about the completion of the Share Split and the ADS Ratio Change and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward looking statements. You are cautioned not to put undue reliance on such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.